EXHIBIT 18
AMENDED AND RESTATED
MANAGEMENT LIMITED PARTNER AGREEMENT
     This Amended and Restated Management Limited Partner Agreement (this “Agreement”) is made and entered into this 20th day of August, 2007 by and among Stanley Richards, as Trustee of the Stanley Richards Revocable Trust (together with its successors and assigns, the “Management Limited Partner”) and M.B. Capital Units L.L.C., a Delaware limited liability company (together with its successors and assigns, the “Bucksbaum Limited Partners” and, together with the Management Limited Partner, the “Limited Partners”).
W I T N E S S E T H:
     WHEREAS, the Limited Partners are limited partners and own common units of limited partnership in GGP Limited Partnership, a Delaware limited partnership (such partnership, the “Partnership” and common units of limited partnership in the Partnership, “Units”), existing pursuant to that certain Second Amended and Restated Agreement of Limited Partnership dated as of April 1, 1998, as amended (the “Partnership Agreement”); and
     WHEREAS, under the terms of that certain Rights Agreement dated July 27, 1993, as amended (the “Rights Agreement”), the Limited Partners, as limited partners of the Partnership, have been granted Conversion Rights and Sale Rights (each as defined in the Rights Agreement) pursuant to which the Limited Partners may convert all or a portion of their Units into shares of common stock of General Growth Properties, Inc. (the “General Partner”) and may sell all or a portion of the remainder of their Units; and
     WHEREAS, the Limited Partners’ exercise of Conversion Rights and Sale Rights is subject to certain restrictions and limitations as set forth in the Rights Agreement including limitations as to the time and manner in which Conversion Rights and Sale Rights may be exercised; and

     WHEREAS, the Limited Partners (or the prior owners of their Units) have set forth certain understandings and agreements with respect to the exercise of Conversion Rights and Sale Rights in that certain Management Limited Partner Agreement dated April 6, 1993 (the “Existing Management Limited Partner Agreement”); and
     WHEREAS, the parties hereto desire to amend and restate the Existing Management Limited Partner Agreement as set forth herein.
     NOW, THEREFORE, in consideration of the agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto amend and restate the Existing Management Limited Partner Agreement to read in its entirety as follows:
     1. Definitions. Unless otherwise defined herein to the contrary, or unless the context requires otherwise, all defined terms used herein shall have the same meaning as in the Rights Agreement or the Partnership Agreement.
     2. Exercise Notices. The Management Limited Partner hereby agrees that, except as permitted in this Agreement, such Management Limited Partner shall not deliver to the General Partner a Conversion Component Exercise Notice or a Sale Component Exercise Notice or otherwise attempt to exercise Rights under the Rights Agreement.
     3. Notice of Intent to Exercise. Prior to delivering a Conversion Component Exercise Notice or a Sale Component Exercise Notice to the General Partner under the Rights Agreement, the Bucksbaum Limited Partners shall deliver written notice (the “Intent Notice”) to the Management Limited Partner of the intent to exercise Rights, which Intent Notice shall specify the names of the Bucksbaum Limited Partners desiring to exercise Rights, the number of Units which such Bucksbaum Limited Partners desire to tender and the date on which exercise of Rights shall occur (the “Specified Exercise Date”).
     4. Voluntary Joinder. Upon receipt of an Intent Notice delivered pursuant to Paragraph 3 hereof, the Management Limited Partner may join in the exercise of Rights initiated by the Bucksbaum Limited Partners by delivering written notice (the “Joinder Notice”) to the Bucksbaum Limited Partners within twenty (20) days after receipt of the Intent Notice (the “Opt-In Period”), which Joinder Notice shall include the number of Units which such Management Limited Partner desires to convert or sell in connection with the exercise of Rights on the Specified Exercise Date. The Bucksbaum Limited Partners and the Management Limited Partner shall be entitled to exercise Conversion Rights and/or Sale Rights in proportion to their relative number of Units as of the Specified Exercise Date.
     5. Mandatory Conversion. At such time as the Bucksbaum Limited Partners shall (or with the exercise of Rights will) no longer be limited partners of the Partnership, the Management Limited Partner shall be required to exercise Conversion Rights such that the Management Limited Partner will no longer be a limited partner of the Partnership.
     6. Management Limited Partner’s Right to Put. The Management Limited Partner shall have the right to require, at his option, the Bucksbaum Limited Partners (pro rata in accordance with the number of Units owned by them or as they may otherwise agree) to purchase all (but not less than all) of the Management Limited Partner’s Units for cash by delivering written notice (the “Put Notice”) to the Bucksbaum Limited Partners not less than seventy-five (75) days prior to the date (“Closing Date”) on which the Management Limited Partner shall designate as the closing date in the Put Notice. On the Closing Date, (a) the

Bucksbaum Limited Partners shall purchase the Units of the Management Limited Partner for an amount equal to the product of the number of such Units and the average of the Closing Prices (adjusted as appropriate for intervening stock splits, stock dividends, reverse stock splits and the like) for the five consecutive Trading Days ending on the date the Put Notice is given, payable in cash and (b) the Management Limited Partner shall deliver to the Bucksbaum Limited Partners an Assignment of Partnership Units and such other instruments as shall be necessary or desirable to transfer the Units on the books of the Partnership, which such instruments shall contain customary representations by the Management Limited Partner that the Units are owned free and clear of all Liens.
     7. Miscellaneous.
     (a) Successors. This Agreement shall be binding upon and inure to the benefit of the parties hereto, and their legal representatives, heirs, successors or assigns, except as expressly herein otherwise provided. No Limited Partner may transfer all or any part of its Units unless the transferee agrees to be bound by the terms of this Agreement.
     (b) Notices. All notices hereunder shall be delivered in the manner specified in Section 13.1 of the Partnership Agreement.
     (c) Governing Law. This Agreement shall be governed by and construed in conformity with the laws of the State of Iowa.
     (d) Entire Understanding. This Agreement constitutes the entire agreement among the parties with respect to the subject matter within.
     (e) Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same document.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

BUCKSBAUM LIMITED PARTNER:				MANAGEMENT LIMITED PARTNER:

M.B. CAPITAL UNITS L.L.C., a Delaware limited liability company				STANLEY RICHARDS REVOCABLE TRUST

By:	M.B. CAPITAL PARTNERS III, a South Dakota general partnership

	By:	GENERAL TRUST COMPANY, not		By:	/s/ Stanley Richards

		individually but solely as Trustee of			Stanley Richards, not individually but
		Martin Investment Trust G, partner			solely as Trustee

		By:	/s/ E. Michael Greaves

		Name:	E. Michael Greaves

		Title:	Vice President

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